Exhibit 99.3

Schedule of Belmont Bancorp. Shareholders

with Voting Agreements with Sky Financial

Name	Number of Shares
Jay A. Beck	8,634
David R. Giffin	1,000,000
John H. Goodman, II	318,232
Terrence A. Lee	29,614
James R. Miller	15,000
Tillio P. Petrozzi	200,970
Wilbur R. Roat	25,000
Brian L. Schambach	25,000
Keith A. Sommer	74,008
Charles A. Wilson, Jr.	153,556

Total	1,850,014